UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cavium, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33435	77-0558625
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2315 N. First Street, San Jose, CA 95131

(Address of principal executive offices) (Zip Code)

Vincent P. Pangrazio, telephone: (408) 943-7100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Cavium, Inc.’s Conflict Minerals Report for calendar year 2015 is filed as Exhibit 1.01 hereto and is publicly available at http://cavium.com/corporate-social-responsibility.html.*

Item 1.02 Exhibit

The Conflict Mineral Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

*	Any reference in this Form SD or the attached exhibit(s) to our corporate website(s), and the contents thereof, is provided for convenience only; such websites and the contents thereof are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cavium, Inc.

By:	/s/ Vincent P. Pangrazio	Date: May 27, 2016

Name:	Vincent P. Pangrazio
Title:	SVP, General Counsel and Secretary